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                              September 22, 2023

       Frank Fuya Zheng
       Chief Financial Officer
       X Financial
       7-8F, Block A, Aerospace Science and Technology Plaza
       No. 168, Haide Third Avenue, Nanshan District
       Shenzhen, 518067, the People   s Republic of China

                                                        Re: X Financial
                                                            Form 20-F
                                                            For the Fiscal Year
Ended December 31 , 2022
                                                            Filed April 27,
2023
                                                            File No. 001-38652

       Dear Frank Fuya Zheng:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Introduction, page iii

   1. In future filings, clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing
the disclosure throughout the document so that it is clear to investors which entity
the disclosure is referencing and which subsidiaries or entities are conducting the business
operations. Refrain from using terms such as    we    or    our    when
                                                        describing activities
or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the
VIE conduct operations in China, that the VIE is consolidated for accounting purposes but
is not an entity in which you own equity, and that the holding company does not
conduct operations. Disclose clearly the entity (including the domicile)
                                                        in which investors own
an interest. In addition to revised disclosure elsewhere, provide narrative disclosure
accompanying the organizational graphic on page 105 responsive to
 Frank Fuya Zheng
X Financial
September 22, 2023
Page 2
         this comment. And revise the graphic to identify clearly the entity in which investors own
         their interest and the entity(ies) in which the company   s operations
are conducted. Please
         include your proposed disclosure in your response letter.
2. In future filings, please revise your definition of "China" or "PRC" to remove the exclusion of Hong Kong and Macau from this definition. Please include your proposed disclosure in your response letter.
VIE Structure and Risks Relating to Our Corporate Structure, page 1

3. In future filings, please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE)
         based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company.
         Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure. Please include your proposed disclosure in your response letter. Please also file as exhibits all of the relevant and material contracts. In this regard, we note agreements identified on page 106 are not filed as exhibits.
4. We note your disclosure that the Cayman Islands holding company controls and receives
       the economic benefits of the VIE   s business operations through
contractual agreements
       between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, in future filings, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your
FirstName LastNameFrank Fuya Zheng
       disclosure should clarify that you are the primary beneficiary of the VIE for accounting
Comapany    NameX
       purposes.      Financial
                   Please also disclose, if true, that the VIE agreements have not been tested in a court22,
September    of 2023
                 law. Please
                       Page 2include your proposed disclosure in your response letter.
FirstName LastName
 Frank Fuya Zheng
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X FinancialLastNameFrank Fuya Zheng
Comapany 22,
September  NameX
               2023Financial
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5. We note the statement about the Trial Measures on page 4 indicating that your operations and your ability to raise or utilize funds could be materially and adversely affected if you "fail to complete the filing with the CSRC in a timely manner or at all." Please revise future filings to provide a statement of your intention to apply or, if you have applied, a summary of the status of your application, including the dates when submitted or amended and any relevant communications. Please provide draft disclosure.
6. We note the statement on page 169 that the PRC is "the applicable foreign jurisdiction with respect to KPMG Huazhen LLP." In future filings, please disclose the location of
         your auditor   s headquarters and whether and how the Holding Foreign
Companies
         Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations affect your company. Please provide draft disclosure. Risks Associated with the Holding Foreign Companies Accountable Act, page 5

7. We note your disclosure about the Holding Foreign Companies Accountable Act. In future filings, please expand your risk factors to disclose that the Holding Foreign Companies
         Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases
         the number of consecutive    non-inspection years    from three years
to two years, and thus,
         reduces the time before your securities may be prohibited from trading or delisted. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
         Please include your proposed disclosure in your response letter. Regulation, page 81

8. Please revise this section in future filings to explain whether and how each law, rule and regulation has had, or may reasonably be expected to have, a material impact on your business, operations or liquidity. As non-exclusive examples, we note the following:

                In the last paragraph on page 83 you state that online information service providers must complete registration with local financial regulatory authorities and obtain appropriate telecommunication business licenses, but you do not address whether these requirements apply to you or whether you have completed such registrations or obtained such licenses;
                In the second paragraph on page 84 you state that the Interim Measures stipulate that information service providers shall not issue "financial products to raise fund or acting as an agent to sell financial products." It is unclear how your business does not involve such information service provider products and services when you facilitate "online purchasing," "secured loans," online "loan application," verification of "applicant's information using multiple authentication technologies and internal and external databases," and so forth;
                 In the subsequent paragraph, you reference information service providers receiving a
              12 month grace period, but you do not indicate whether you received such a grace
 Frank Fuya Zheng
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X FinancialLastNameFrank Fuya Zheng
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              period;
                You also reference on page 84 guidance provided on October 28, 2016 and state that the CBRC authorizes local financial regulators to make "detailed implementation rules regarding filing procedures." However, you do not address the extent to which you are subject to any procedures or if there have been any updates since 2016;
                In the last paragraph on page 85 you reference activities prohibited by Circular 141, but it is unclear why you are not deemed to "outsource core business such as user information collection," "assist[ing] the banking financial institutions to participate in peer-to-peer online lending," or "assist[ing] to match the loans for students of any borrower unable to repay";
                In the second paragraph on page 94, you reference a July 7, 2022 publication by the
              CAC, but you do not explain whether and how it has had or may have a material impact on you; and
                On page 95 you discuss August 20, 2021 and September 17, 2021 publications by the
              SCNP and CAC, respectively, but you do not explain whether or how they have had or may have a material impact on you.

         We note the third paragraph on page 87 states that you have taken "considerable measures" to comply with a number of regulations and guidelines. You also give an example. Please note that your revised disclosure should address each law, rule and regulation on an individual basis, as material, instead of discussing their impact on a combined basis. You should also provide sufficient detail instead of referring to
         "considerable measures" having been taken. Please provide draft disclosure.
9. In this regard, in future filings, disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace
         Administration of China (CAC) or any other governmental agency that is required to
         approve the VIE   s operations, and state affirmatively whether you
have received all
         requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please provide draft disclosure.
10. We note the statement on page 70 that you facilitated loans to 10,276,021 active borrowers, "each of whom made at least one transaction" on your platform. Please provide a legal analysis supporting the statements on page 93 that the PRC Data Security Law does not apply to you and that you believe you are not an "online platform operator"
         holding "more than one million users/users' individual information" and are not otherwise a "critical information infrastructure provider."
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11. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and listing and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Item 5. Operating and Financial Review Prospects
Critical Accounting Policies, Judgement and Estimates, page 123

12. In future filings for applicable critical accounting estimate(s) including your allowance for credit losses, please explain why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation. Ensure that the disclosure of your critical accounting estimate(s) is not a repetition of your significant accounting policies. Refer to Item 5E of Form 20-F.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 169

13. We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph
         (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs
(b)(2) and (3).
14. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
15.      We note that your disclosures pursuant to Items 16I(b)(2), (b)(3),
(b)(4), and (b)(5) are
         provided for your    company or any of the consolidated foreign
operating entities.    You
         disclose on page 169 that the consolidated foreign operating entities are incorporated or otherwise organized in the PRC; however, your list of subsidiaries in
Exhibit 8.1 appears
         to indicate that you have a subsidiary in Hong Kong. Please note that
Item 16I(b) requires
         that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

         With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the
 Frank Fuya Zheng
X Financial
September 22, 2023
Page 6
         percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lory Empie at 202-551-3714 or Cara Lubit at 202-551-5909 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or James Lopez, Office Chief, at 202-551-3536 with any other questions. Contact Austin Pattan at (202) 551-6756 or Jennifer Gowetski at (202) 551-
3401 if you have any questions about comments related to your status as a Commission-
Identified Issuer during your most recently completed fiscal year.



FirstName LastNameFrank Fuya Zheng                            Sincerely,
Comapany NameX Financial
                                                              Division of
Corporation Finance
September 22, 2023 Page 6                                     Office of Finance
FirstName LastName